UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2024

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Changes in Registrant’s Certifying Accountant.

On October 3, 2024, Plastec Technologies, Ltd. (the “Company”) dismissed Centurion ZD CPA & Co. (“Centurion”) as the Company’s independent registered public accounting firm and replaced Centurion with AOGB CPA Limited (“AOGB”). The decision to dismiss Centurion and replace them with AOGB was approved by the Audit Committee of the Board of Directors of the Company.

Centurion’s reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2023 and December 31, 2022 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2023 and December 31, 2022 and the subsequent interim period through October 3, 2024, (i) there were no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K, between the Company and Centurion on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which that, if not resolved to Centurion’s satisfaction, would have caused Centurion to make reference to the subject matter of any such disagreement in connection with its reports for such years and interim period, and (ii) there were no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K other than the material weaknesses in the Company’s internal controls identified by management related to the controls around the interpretation and accounting for certain complex financial instruments, recording and disclosure of accrued and contingent liabilities and their related expenses and the communication by executive management of all material agreements.

The Company provided Centurion with a copy of the above disclosures and requested that Centurion furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made herein. A copy of Centurion’s letter dated October 3, 2024 is filed as an exhibit to this Report of Foreign Private Issuer on Form 86-K.

During the Company’s fiscal years ended December 31, 2023 and December 31, 2022 and the subsequent interim period through October 3, 2024, neither the Company nor anyone on its behalf has consulted with AOGB regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that AOGB concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K, or (iii) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

Exhibits

Exhibit	Description

16.1	Letter of Centurion.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name:	Kin Sun Sze-To
Title:	Chief Executive Officer

Dated: October 3, 2024